

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 31, 2022

Petros Panagiotidis
Chief Executive Officer
Toro Corp.
223 Christodoulou Chatzipavlou Street
Hawaii Royal Gardens
3036 Limassol, Cyprus

> **Re: Toro Corp.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form 20-F**
> **Submitted October 13, 2022**
> **CIK No. 0001941131**

Dear Petros Panagiotidis:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form 20-F submitted October 13, 2022

Risk Factors
Our articles of incorporation contain exclusive forum provisions..., page 20

1. We note your disclosure that your Articles of Incorporation provide exclusive forum provisions. We also note that your Form of Amended & Restated Articles of Incorporation filed as Exhibit 1.1 do not contain an exclusive forum provision. Please revise your filing to reconcile these disclosures.

Exhibits

2.   We note that in your Form of Amended and Restated Bylaws filed as Exhibit 1.2 that Section 1 of your forum selection provision in Article XI identifies the High Court of the Republic of the Marshall Islands as the exclusive forum for certain litigation, including for any "Specified Claim" that includes any "derivative action." In Section 2 of Article XI, you further disclose that the sole and exclusive forum for any claim arising under the Securities Act or the Exchange Act and any rule or regulation promulgated thereunder and "not constituting a Specified Claim subject to Section 1 of this Article XI" shall be the United States District Court for the Southern District of New York (or if such court does not have jurisdiction over such claim, any other federal district court of the United States). Please clarify if for Section 2 of Article XI to apply, any claim must both arise under the Securities Act or the Exchange Act and not constitute any "Specified Claim" including being any "derivative action." In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

You may contact Brian McAllister, Staff Accountant, at (202) 551-3341 or Raj Rajan, Staff Accountant, at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Brown, Staff Attorney, at (202) 551-3905 or Kevin Dougherty, Staff Attorney, at (202) 551-3271 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Nikolaos Andronikos